Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SJW Group:

We consent to the use of our report dated March 2, 2020, except for Schedule I, as to which date is March 1, 2021, with respect to the consolidated balance sheet of SJW Group and subsidiaries as of December 31, 2019, the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes and financial statement Schedules II, which report appears in the December 31, 2020 annual report on Form 10-K of SJW Group incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Santa Clara, California

November 17, 2021